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Paul, Hastings, Janofsky & Walker LLP
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October 8, 2010
VIA EDGAR [CORRESPONDENCE FILING]
Mr. Christian T. Sandoe
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kayne Anderson Midstream/Energy Fund, Inc.
Registration Statement on Form N-2 (File Nos. 333-169177 and 811-22467)
Pre-Effective Amendment No. 1
Dear Mr. Sandoe:
     Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson Midstream/Energy Fund, Inc. (the “Fund”), is Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 2, 2010 (the “Initial Registration Statement”). Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Amendment No. 1 and all future amendments, is referred to herein as the “Registration Statement.”
     Amendment No. 1 is also being filed in response to comments received by the staff of the Commission (the “Staff”) by letter dated October 1, 2010 with respect to the Initial Registration Statement (the “Comment Letter”). The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff’s comments is copied below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in Amendment No. 1.

PROSPECTUS
Prospectus Summary — Derivatives and Other Strategies (Page 10)
1. The third sentence of the first paragraph states that the Fund may execute its hedging and risk management strategy by engaging in a variety of transactions, including buying or selling options, forward contracts, swaps and other derivatives transactions. Please consider the staff observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.
     Response: Comment accepted. In response to the Staff’s comment, the Fund has revised (i) three paragraphs in the Prospectus Summary under the caption “Derivatives and Other Strategies” and added a new fourth paragraph on page 8 of Amendment No. 1; (ii) three paragraphs under the caption “Investment Objective and Policies — Investment Practices” on pages 35 of Amendment No. 1; and (iii) three paragraphs of the Statement of Additional Information (the “SAI”) under the caption “Use of Derivatives, Options and Hedging Strategies” on pages S-8 and S-9 of Amendment No. 1, all of which are designed to address many of the observations set forth in the above-referenced letter from Barry D. Miller to Karrie McMillan dated July 30, 2010.
2. The first sentence of the second paragraph states that the Fund may write call options with the purpose of generating income. As premiums received from writing call options generate gains rather than income, please revise this sentence accordingly.
     Response: Comment accepted. In response to the Staff’s comment, the Fund has revised the disclosure in the first paragraph under the caption “Prospectus Summary — Derivatives and Other Strategies” on page 8 of Amendment No. 1, and throughout Amendment No. 1, as appropriate, to reflect that it expects to write call options with the purpose of generating realized gains or reducing its ownership of certain securities.
Prospectus Summary — The Offering — Use of Proceeds (Page 11)
3. The second sentence states that the Fund anticipates that it will be able to invest primarily in securities that meet its investment objective and policies within three to six months after the completion of the offering. Please explain in this section the reasons for the delay in the use of proceeds and the consequences of such a delay. See Item 7.2 and Guide 1 to Form N-2.
     Response: Comment accepted. In response to the Staff’s comment, the Fund has revised the Use of Proceeds disclosure on pages 11 and 17 of Amendment No. 1.

Prospectus Summary — The Offering — Distributions (Page 11)
4. The third sentence of the fourth paragraph states that stockholders who periodically receive distributions from the Fund may be under the impression that such payments are made from income, when, in fact, they are not. Clarify in this section that a return of capital is, in fact, a return to shareholders of the money that they originally invested in the Fund.
     Response: Comment accepted. In response to the Staff’s comment, the Fund has revised the disclosure on page 11 of Amendment No. 1.
Fees and Expenses (Page 15)
5. The table includes a caption “Offering Expenses Borne by Us (as a percentage of offering price).” Since all of the fees and expenses described in this section are borne directly or indirectly by stockholders, please delete the words “Borne by Us” from the caption.
     Response: Comment accepted. The Fund advises the Staff that it has removed the words “Borne by Us” from the caption “Offering Expenses Borne by Us” in the Fees and Expenses Table on page 15 of Amendment No. 1.
6. Please reformat the margins and reduce the font size of the table included in Footnote (4) to clarify that this table is, in fact, a part of the footnote and ensure that it will not be confused with the actual fee table.
     Response: Comment accepted. The Fund advises the Staff that it has reformatted the table below Footnote (4) to the Fee and Expense Table on page 15 of Amendment No. 1, including reformatting the margins and reducing the font size so that it is clear that such table is a part of Footnote (4).
Management — Investment Management Agreement (Page 42)
7. The first sentence of the last paragraph states that a discussion regarding the basis for approval by the Board of Directors of the Investment Management Agreement with the Adviser will be provided in the Fund’s initial stockholders report. Please identify the time period covered by such report. See Item 9.1(b)(4) of Form N-2.
     Response: Comment accepted. In response to the Staff’s comment, we have included the time period covered by the initial stockholders report (namely, for the fiscal year ended November 30, 2010) on page 42 of Amendment No. 1.

STATEMENT OF ADDITIONAL INFORMATION
Investment Policies (Page S-2)
8. Investment Policy (6) states that the Fund may not concentrate its investments in a particular industry, provided, however, that the concentration limitation does not apply to its investments in the Midstream/Energy Sector. Please revise this section to state that the Fund will concentrate in the group of industries that make up the Midstream/Energy Sector. Please also identify those industries in this section.
     Response: Comment accepted. The Fund believes it had already addressed the Staff’s comment in the first paragraph under the caption “Investment Objective” in the SAI on page S-2 of Amendment No. 1. There, the Fund specifically states that it will concentrate in the group of companies that make up the Midstream/Energy Sector. In the same paragraph, the Fund specifically identifies those companies as: (i) Midstream MLPs; (ii) Midstream Companies; and (iii) Other Energy Companies. Each of those companies is defined in the Glossary of Key Terms which is provided in both the Prospectus and the SAI.
     In recognition of the Staff’s comment, the Fund has renamed the caption “Investment Policies” on page S-2 to read “Investment Restrictions” and revised the first sentence of the first paragraph under such caption to more clearly reflect the six restrictions set forth therein.
Management — Directors and Officer (Page S-10)
9. Please revise the last column header to reflect that this column describes other directorships held by the directors during the past five years. See Item 18.6(b) of Form N-2.
     Response: Comment accepted. In response to the Staff’s comment, the Fund has revised the last column header on pages S-10 through S-12 to include the reference “During the Past Five Years.”
GENERAL COMMENTS
10. Where a comment is made in one location, it is applicable to all similar disclosure elsewhere in the registration statement.
     Response: The Fund respectfully acknowledges the Staff’s comment.
11. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
     Response: The Fund respectfully acknowledges the Staff’s comment.

12. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.
     Response: The Fund intends to omit the information allowed by Rule 430A under the Securities Act from the form of prospectus included in the Registration Statement. At this time, the Fund has not determined the details of that information.
13. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
     Response: The Fund does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.
14. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
     Response: The Fund has revised the disclosure in Amendment No. 1 with respect to each comment that is in the Comment Letter. Accordingly, a supplemental letter is not required.
15. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     Response: The Fund respectfully acknowledges the Staff’s comment.
     The Fund also acknowledges the following: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Fund respectfully requests the Staff’s assistance in completing review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to the undersigned at (415) 856-7007 or John Della Grotta at (714) 668-7210.

Very truly yours,
/s/ DAVID A. HEARTH
David A. Hearth
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/enclosures)
David S. Shladovsky, Esq., Kayne Anderson (w/ enclosures)
John F. Della Grotta, Esq., Paul Hastings (w/enclosures)